UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of the Application of:

TOTAL INCOME+ REAL ESTATE FUND

and

BLUEROCK FUND ADVISOR LLC

File No. 812-

Application Pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an Order Granting Certain Exemptions from the Provisions of Sections 18(c) and 18(i) Thereunder, Pursuant to Sections 6(c) and 23(c) of the 1940 Act for an Order Granting Certain Exemptions from Rule 23c-3 Thereunder, and Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

Please direct all communications regarding this Application to:

JoAnn Strasser, Esq.

Thompson Hine LLP

41 South High Street, Suite 1700,

Columbus, Ohio 43215-6101

(614) 469-3265

With copies to:

Michael Konig, Esq.

Bluerock Real Estate, LLC

712 Fifth Avenue, 9th Floor

New York, NY 10019

(212) 843-1601

June 26, 2013

This document (including exhibits) contains 26 pages.

TABLE OF CONTENTS

TABLE OF CONTENTS

I. THE PROPOSAL	1
II. STATEMENT OF FACTS	4
A. The Applicants	4
B. Current Structure and Characteristics	4
C. Proposed Class Structure and Characteristics	5
III. EXEMPTION REQUESTED	7
A. The Multiple Class System	7
B. Early Withdrawal Charge	7
C. Asset-Based Distribution Fees	7
D. Short Term Repurchase Fees	7
IV. COMMISSION AUTHORITY	7
V. DISCUSSION	8
A. Background	8
B. Multiple Classes of Shares — Exemptions from Sections 18(c) and 18(i) Under the 1940 Act	10
C. Early Withdrawal Charge	14
D. Waivers of EWCs	16
E. Asset-Based Distribution Fees	18
F. Short Term Repurchase Fees	19
VI. APPLICANTS’ CONDITION	21
VII. CONCLUSION	21

EXHIBITS

Exhibit A- Resolutions of the Board of Trustees of Total Income+ Real Estate Fund

Exhibit B- Verifications of Total Income+ Real Estate Fund and Bluerock Fund Advisor LLC

i

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

IN THE MATTER OF:

TOTAL INCOME+ REAL ESTATE FUND AND BLUEROCK FUND ADVISOR LLC

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “1940 ACT”) FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 18(c) AND 18(i) THEREUNDER, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE 1940 ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER, AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

File No. 812-

I.    THE PROPOSAL

Total Income+ Real Estate Fund (the “Fund”) is a registered closed-end management investment company, advised by Bluerock Fund Advisor LLC (the “Adviser”).  The Fund and the Adviser are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 18(c) and 18(i) of the 1940 Act, (ii) pursuant to Sections 6(c) and 23(c) of the 1940 Act, for an exemption from Rule 23c-3 under the 1940 Act, and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to permit the Fund to issue multiple classes of shares (“Shares”)1 and to impose early withdrawal charges (“EWCs”) and asset-based distribution fees (Distribution Fees”) with respect to a certain class, and short-term repurchase fees (“Redemption Fees”) with respect to all classes.

1 As used in this Application, the term “Shares” includes any other equivalent designation of a proportionate ownership interest (such as units) of the Fund, as defined below.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,2 acts as investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the “Exchange Act”) (collectively with the Fund, the “Funds”).3  Any of the Funds relying on this relief in the future will do so in a manner consistent with the terms and conditions of this application (the “Application”).  Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

The Fund is a Delaware statutory trust registered under the 1940 Act as a closed-end management investment company. The Fund is classified as a non-diversified investment company under the 1940 Act. The Fund’s primary investment objective is to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets.

The Fund pursues its investment objectives by investing, under normal circumstances, at least 80% of assets in “real estate industry securities,” primarily in income producing equity and debt securities.  The Fund defines real estate industry securities to include the common stock partnership or similar interests, convertible or non-convertible preferred stock, and convertible or non-convertible secured or unsecured debt issued by: private real estate investment funds managed by institutional investment managers; non-traded unregistered real estate investment trusts; publicly traded real estate securities such as publicly registered real estate investment trusts; exchange traded funds, index mutual funds, and other investment vehicles such as closed-end funds and mutual funds that invest principally, directly or indirectly, in real estate and unregistered funds that invest principally in real estate. In certain circumstances or market environments the Fund may reduce its investment in real estate industry securities and hold a larger position in cash or cash equivalents.

The Fund continuously offers Shares pursuant to its currently effective Registration Statement on Form N-2 (File Nos. 811-22710 and 333-181848), in accordance with the Securities Act of 1933, as amended (the “1933 Act”). Investors who purchase Shares of the Fund and other persons who acquire Shares become shareholders of the Fund (the “Shareholders”).  The Fund currently issues a single class of Shares (the “Initial Class”).

Investors in the Fund are subject to a maximum front-end sales load not to exceed 5.75% of the amount invested, with breakpoints generally based on the size of investment.  In addition, the Fund imposes a Redemption Fee of 2.00% on Shares submitted for repurchase that have been held for less than 365 days.  The Fund reserves the right to waive sales loads for the Adviser and its affiliates, including the directors, partners, members, principals, officers and employees of each of these entities, and the Fund’s Board of Trustees (the “Board”). Any scheduled variations

2 A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

3 The terms “control” and “investment adviser” are used as defined in Sections 2(a)(9) and 2(a)(20) of the 1940 Act, respectively.

in, or eliminations of, the sales load will be applied consistently with the requirements of Rule 22d-1 under the 1940 Act.

The Fund has adopted a "Shareholder Services Plan" under which the Fund may pay financial industry professionals a fee (“Shareholder Services Fee”) for providing personal services to Shareholders and/or maintain Shareholder accounts.  To the extent permitted by applicable statute, rule or regulation, such Shareholder services and maintenance may include, but are not limited to, electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund's transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request.  Under the Shareholder Services Plan, the Fund may incur expenses on an annual basis equal to 0.25% of the Initial Class’s average net assets.  Applicants represent that the Shareholder Services Fee complies with the provisions of Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. (“NASD”), as such rule may be amended, or any successor rule thereto (the “NASD Conduct Rule 2830”).4

The Shares are not offered or traded in a secondary market and are not listed on any securities exchange or quoted on any quotation medium.  In order to provide a limited degree of liquidity to Shareholders, the Fund has adopted a fundamental policy to repurchase a specified percentage of its Shares (no less than 5%) at net asset value on a quarterly basis.  Such repurchase offers will be conducted pursuant to Rule 23c-3 under the 1940 Act.  Each of the other Funds will likewise adopt fundamental investment policies in compliance with Rule 23c-3 and make quarterly repurchase offers to its shareholders, or provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act.5 Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund.

As noted above, the Fund currently issues Shares of the Initial Class. The Fund may offer additional classes of Shares, as described below.

As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of the Fund will represent investments in the same portfolio of securities but will be subject to different expenses (such as different asset-based service fees). Thus, the net income attributable to, and any dividends payable on, each class of Shares will differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time.

Under the proposal, each of the Initial Class and the New Classes (as defined below) of Shares would be offered at net asset value. The Fund currently expects to offer two new Share classes (“Class C” and “Class I,” collectively the “New Classes”), with each class having its own

4 Any references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority (“FINRA”) to NASD Conduct Rule 2830.

5 Rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act of 1933, as amended.

fee and expense structure.  Class C Shares would be offered at net asset value and would not charge a front-end sales load, but would be subject to the Shareholder Services Fee.  In addition, Class C Shares would be subject to the Distribution Fee and the EWC.  Class I Shares would be offered at net asset value, but would not charge a front-end sales load or be subject to the Shareholder Services Fee, Distribution Fee or EWC. Class I Shares would generally be available only to institutions and investors who compensate their financial intermediaries directly (for example, through wrap fee programs).  Initial Class Shares would continue to be offered at net asset value, plus the applicable front-end sales load and subject to the Shareholder Services Fee.  Initial Class Shares would not be subject to the Distribution Fee or the EWC.  Each of the Initial Class and the New Classes of Shares would comply with the provisions of Rule 12b-1 under the 1940 Act or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of NASD Conduct Rule 2830, as if it applied to the Fund. In addition, each class of Shares would be subject to the Redemption Fee.  The structure of the proposed classes of Shares is described in detail below under “Statement of Facts — Proposed Class Structure and Characteristics.”

The above classes of Shares may or may not be offered. Additional classes of Shares may be added in the future.  Any additional class of Shares would be offered at net asset value and would comply with Rule 12b-1 under the 1940 Act and NASD Conduct Rule 2830.

II.    STATEMENT OF FACTS

A.

The Applicants

The Fund is a Delaware statutory trust registered under the 1940 Act as a closed-end management investment company. The Fund is classified as a non-diversified investment company under the 1940 Act. The Fund was organized under the laws of the state of Delaware on May 25, 2012.

The Adviser is a limited liability company organized under the laws of the state of Delaware. The Adviser serves as investment adviser to the Fund. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

B.

Current Structure and Characteristics

The Fund continuously offers Shares pursuant to its currently effective Registration Statement on Form N-2 (File Nos. 811-22710 and 333-181848), in accordance with the 1933 Act.

The Fund does not, however, continuously redeem Shares as does an open-end management investment company. Unlike shares of many closed-end management investment companies, Shares of the Fund are not listed on any securities exchange and do not trade on an over-the-counter system such as Nasdaq. Furthermore, it is not expected that any secondary market will ever develop for the Shares. However, in order to provide a limited degree of liquidity to Shareholders, the Fund has adopted a fundamental policy to repurchase a specified percentage of its Shares (no less than 5%) at net asset value on a quarterly basis.  Such repurchase offers will be conducted pursuant to Rule 23c-3 under the 1940 Act.  The Fund currently offers a single class of Shares at current NAV plus the applicable front-end sales load. These Shares are subject to the Shareholder Services Fee.

C.

Proposed Class Structure and Characteristics

The Fund proposes to engage in a continuous offering of Shares in the manner described below. The Fund proposes to offer multiple classes of Shares, such as the Initial Class Shares and the New Classes, described below, or any other classes. Additional classes may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor and may allow the Fund to raise capital through different distribution channels. In the future, the Fund’s Board could adopt this or another structure with respect to distribution and services expenses.

Initial Class Shares would continue to be subject to the applicable front-end sales load and the Shareholder Services Fee. As disclosed in the Fund’s prospectus, the Fund may waive the sales load and minimum purchase requirements for certain investors.

Class C Shares would be offered at net asset value and would not charge a front-end sales load, but would be subject to the Shareholder Services Fee, a Distribution Fee equal on an annual basis to 0.75% of the class’s average net assets, and an EWC of 2.00%.

Class I Shares would be offered at net asset value, but would not impose a front-end sales load and would not be subject to the Shareholder Services Fee, the Distribution Fee, or the EWC.

All Share classes would be subject to the Redemption Fee.

Actual fees approved and adopted may vary, but a class of Shares could not have annual asset-based service and/or distribution fees in excess of the limits set forth in NASD Conduct Rule 2830.

All expenses incurred by the Fund will be allocated among its various classes of Shares based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the plan of that class (if any), Shareholder services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.

In addition to distribution and/or service fees, each class of the Fund may, by action of the Fund’s Board or its delegate, also pay a different amount of the following expenses:

(1)

administrative and/or accounting or similar fees (each as described in the Fund’s prospectus);

(2)

legal, printing and postage expenses related to preparing and distributing to current Shareholders of a specific class materials such as Shareholder reports, prospectuses, and proxies;

(3)

Blue Sky fees incurred by a specific class;

(4)

Commission registration fees incurred by a specific class;

(5)

expenses of administrative personnel and services required to support the Shareholders of a specific class;

(6)

Trustees’ fees incurred as a result of issues relating to a specific class;

(7)

Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(8)

incremental transfer agent fees and Shareholder servicing expenses identified as being attributable to a specific class;

(9)

account expenses relating solely to a specific class;

(10)

expenses incurred in connection with any Shareholder meetings as a result of issues relating to a specific class; and

(11)

any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund’s assets) actually incurred in a different amount by a class or related to a class’s receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of the Fund not allocated to specific classes as described above shall be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3(c)(1)(iii) under the 1940 Act.

From time to time, the Board of the Fund may create and offer additional classes of Shares, or may vary the characteristics described above of Initial Class and each New Class of Shares, including without limitation, in the following respects: (1) the amount of fees permitted by a distribution and/or service plan as to such class; (2) voting rights with respect to a distribution and/or service plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any dividends and net asset values per Share resulting from differences in fees under a distribution and/or service plan or in class expenses; (6) any EWC or other sales load structure; and (7) any conversion features, as permitted under the 1940 Act. The Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. Accordingly, the Fund’s repurchase offers will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in net asset values per Share resulting from differences in fees under a distribution and/or service plan or in class expenses.

Because of the different Distribution Fees, Shareholder Services Fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time. As a result, the net asset value per Share of the classes may differ over time. Expenses of the Fund, respectively allocated to a particular class of the Fund’s Shares, will be borne on a pro rata basis by each outstanding Share of that class.

Each Fund operating as an interval fund pursuant to Rule 23c-3 under the 1940 Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund’s periodic repurchase offers, exchange their Shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the 1940 Act and continuously offer their shares at net asset value, that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Fund operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the 1940 Act. Any exchange option will comply with Rule 11a-3 under the 1940 Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load (“CDSL”).

III.    EXEMPTION REQUESTED

A.

The Multiple Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of a Fund may be deemed (i) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c), and (ii) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

B.

Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of an EWC by the Funds.

C.

Asset-Based Distribution Fees

Applicants request an Order pursuant to Section 17(d) and Rule 17d-1 to the extent necessary for a Fund to pay asset-based distribution and service fees.

D.

Short Term Repurchase Fees

Applicants request exemptive relief from Rule 23c-3(b)(1) to the extent that rule is construed to prohibit the imposition of short term repurchase fees by the Funds.

IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.     DISCUSSION

A.

Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.6  For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Historically, except as noted below, there has been no middle ground between the two extremes.  Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors.  Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity.  In Protecting Investors, the staff determined that, given the changes in the securities market since 1940—in particular the emergence of semi-liquid investment opportunities—it was appropriate to re-examine the classification system and its regulatory requirements.7

6 Securities and Exchange Commission Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

7 Id. at 424.

One exception to the liquid/illiquid dichotomy has been the so called “prime-rate fund.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the 1940 Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing.  The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.8  The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.9  The Division of Investment Management thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.10 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.11

Prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.12  Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution fees for which the Funds seek relief.  Since 1998, the Commission granted relief to the following closed-end investment companies to issue multiple classes of shares, to impose EWCs, and to impose distribution and service fees, e.g., Eaton Vance Institutional Senior Floating-Rate Fund, Eaton Vance Prime Rate Reserves, EV Classic Senior Floating-Rate Fund, Pilgrim Senior Income Fund, AIM Floating Rate Fund, Nuveen Floating Rate Fund, Oppenheimer Senior Floating Rate Fund, Kemper Floating Rate Fund, and North American Senior Floating Rate Fund, Inc.13  In addition, in 1997, Sierra Prime Rate

8 Id. at 439-40.

9 Id. at 424.

10 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

11 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the 1940 Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

12 Protecting Investors at 439-40; Proposing Release at 27.

13 See ASGI Agility Income Fund, et al., Investment Co. Act Rel. No. 29793 (September 19, 2011) (Notice) and Investment Co. Act Rel. No. 29837 (October 17, 2011) (Order); Highland Capital Management, L.P., et al., Investment Co. Act Rel. No. 28888 (August 27, 2009) (Notice) and Investment Co. Act Rel. No. 28908

Income Fund obtained exemptive relief to permit a closed-end fund to issue multiple classes of shares imposing different distribution and withdrawal fees.14 The Commission has also granted relief to Eaton Vance Management and several Eaton Vance funds, and to the Franklin Floating Rate Trust, under Rule 23c-3, to permit the imposition of EWCs.15

B.

Multiple Classes of Shares — Exemptions from Sections 18(c) and 18(i) Under the 1940 Act

Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of Shares of a Fund might be deemed (i) to result in the issuance of a “senior security”16 within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c) of the 1940 Act, and (ii) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

A registered closed-end investment company may have only one class of debt and only one class of stock that is a senior security.  In particular, Section 18(c) of the 1940 Act provides that

[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a

(September 22, 2009) (Order); Allianz RCM Global Econtrends Fund, et al., Investment Co. Act Rel. No. 27936 (August 23, 2007) (Notice) and Investment Co. Act Rel. No. 27971 (September 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., Investment Co. Act. Rel. No. 27263 (March 16, 2006) (Notice) and Investment Co. Act Rel. No. 27285 (April 11, 2006) (Order); Franklin Floating Rate Trust, et al., Investment Co. Act Rel. No. 26181 (September 23, 2003) (Notice) and Investment Co. Act Rel. No. 26234 (October 30, 2003) (Order); Eaton Vance Management, et al., Investment Co. Act Rel. No. 24648 (September 19, 2000) (Notice) and Investment Co. Act Rel. No. 24689 (October 16, 2000) (Order) along with Eaton Vance Management, et al., Investment Co. Act Rel. No. 23770 (April 6, 1999) (Notice) and Investment Co. Act Rel. No. 23818 (April 30, 1999) (Order) and Eaton Vance Management, et al., Investment Co. Act Rel. No. 22670 (May 19, 1997) (Notice) and Investment Co. Act Rel. No. 22709 (June 16, 1997) (Order); ING Pilgrim Investments LLC, et al., Investment Co. Act Rel. No. 24881 (February 28, 2001) (Notice) and Investment Company Act Rel. No. 24916 (March 27, 2001) (Order); AIM Advisors, Inc., et al., Investment Co. Act Rel. No. 24110 (October 25, 1999) (Notice) and Investment. Co. Act Rel. No. 24149 (November 22, 1999) (Order); Nuveen Floating Rate Funds, et al., Investment Co. Act Rel. No. 24066 (October 1, 1999) (Notice) and Investment Co. Act Rel. No. 24114 (October 27, 1999) (Order); Oppenheimer Senior Floating Rate Funds, et al., Investment Co. Act Rel. No. 23945 (August 12, 1999) (Notice) and Investment Co. Act Rel. No. 23992 (September 2, 1999) (Order); Kemper Floating Rate Funds, et al., Investment Co. Act Rel. No. 23811 (April 27, 1999) (Notice) and Investment Co. Act Rel. No. 23846 (May 24, 1999) (Order); CypressTree Asset Management Corp., Inc. et al., Investment Co. Act Rel. No. 23312 (July 10, 1998) (Notice) and Investment Co. Act Rel. No. 23378 (August 5, 1998) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, et al., Investment Co. Act Rel. No. 24805 (December 27, 2000) (Notice) and Investment Co. Act Rel. No. 24833 (January 19, 2001) (Order); and Van Kampen Investment Advisory Corp., et al., Investment Co. Act  Rel. No. 25924 (February 3, 2003) (Notice) and Investment Co. Act Rel. No. 25951 (March 3, 2003) (Order).

14 Sierra Prime Income Fund, Investment Co. Act Rel. No. 22512 (February 14, 1997) (notice); Investment Co. Act Rel. No. 22556 (March 12, 1997) (order). Sierra Prime Income Fund proposed to make quarterly tender offers, but not in reliance on Rule 23c-3 (“Sierra Prime Income Fund”).

15 See Eaton Vance, supra note 13; Franklin Floating Rate Trust, supra note 13.

16 Section 18(g) of the 1940 Act defines “senior security” as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

stock,” except that “any such class of . . . stock may be issued in one or more series: Provided, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . .

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

The multiple class system proposed herein (the “Multiple Class System”) may result in Shares of a class having “priority over [another] class as to . . . payment of dividends” and having unequal voting rights, because under the Multiple Class System (1) Shareholders of different classes may pay different Distribution Fees, different Shareholder Services Fees, and any other expenses (as described above in Section II.C) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of Shares of the Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act.

Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes of Shares without having to create new funds. Applicants believe that current and future Shareholders will benefit if new classes of Shares with different pricing and expense structures are created providing Shareholders with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor. The proposed system would permit the Fund to facilitate the distribution of Shares through diverse distribution channels and would provide investors with a broader choice of Shareholder options.

By contrast, if the Adviser were required to sponsor the organization of new, separate funds rather than new classes of Shares, the creation of the new, separate funds would involve increased costs and administrative burdens borne by Shareholders, as compared to the creation of additional Share classes of the Fund.

Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios. As the Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995 the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.17

Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures. The Multiple Class System does not relate to borrowings and will not adversely affect the Fund’s assets. In addition, the proposed system will not increase the speculative character of the Fund’s Shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of Shareholders.

Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and disclosure. In fact, each Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of Shares, except for differences related to repurchases.

In particular, the Funds propose to offer Shares continuously at net asset value. It is anticipated that differences among classes will, as detailed above, relate largely to differences in distribution and service arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.18 Provisions regulating the

17 See Inv. Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

18 See, e.g., ASGI Agility Income Fund, et al., Inv. Co. Act. Rel. Nos. 29793 (October 3, 2011) (Notice) and 29837 (November 2, 2011) (Order), Allianz RCM Global Ecotrends Fund, et al., Inv. Co. Act. Rel. Nos. 27936 (August 23, 2007) (Notice) and 27971 (September 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., Inv. Co. Act. Rel. Nos. 27263 (March 16, 2006) (Notice) and 27285 (April 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., Inv. Co. Act Rel. Nos. 25924 (February 3, 2003) (Notice) and 25951 (March 3, 2003) (Order); ING Pilgrim Investments LLC, et al., Inv. Co. Act Rel. Nos. 24881 (February 28, 2001) (Notice) and 24916 (March 27, 2001) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, Inv. Co. Act Rel. Nos.

issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of each Fund in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of Shareholders. The Applicants are also aware of the need for full disclosure of the proposed Multiple Class System in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of Shares offered. Applicants represent that these distribution and/or service fees will comply with the provisions of the NASD Conduct Rule 2830. Applicants also represent that each Fund will disclose in its prospectus the fees, expenses and other characteristics of each class of Shares offered for sale by the prospectus, as is required for open-end, multiple class funds under Form N-1A. As if it were an open-end management investment company, each Fund will disclose fund expenses borne by Shareholders during the reporting period in Shareholder reports19 and describe in its prospectus any arrangements that result in breakpoints in, or elimination of, sales loads.20 Each Fund will include any such disclosures in its Shareholder reports and prospectuses to the extent required as if the Fund were an open-end fund. Each Fund will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund.21 Each Fund will contractually require

24805 (December 27, 2000) (Notice) and 24833 (January 19, 2001) (Order); Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 24648 (September 19, 2000) (Notice) and 24689 (October 16, 2000) (Order) (closed-end funds within a master-feeder structure), along with Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 23770 (April 6, 1999) (Notice) and 23818 (April 30, 1999) (Order); Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 22670 (May 19, 1997) (Notice) and 22709 (June 16, 1997) (Order); A I M Advisors, Inc., et al., Inv. Co. Act Rel. Nos. 24110 (October 25, 1999) (Notice) and 24149 (November 22, 1999) (Order); Nuveen Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 24066 (October 1, 1999) (Notice) and 24114 (October 27, 1999) (Order); Stein Roe Floating Rate Income Fund, et al., Inv. Co. Act Rel. Nos. 24014 (September 15, 1999) (Notice) and 24078 (November 8, 1999) (Order); Oppenheimer Senior Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23945 (August 9, 1999) (Notice) and 23992 (September 2, 1999) (Order); Kemper Floating Rate Fund, et al., Inv. Co. Act Rel. Nos. 23811 (April 27, 1999) (Notice) and 23846 (May 24, 1999) (Order); CypressTree Asset Management Corp., Inc., et al., Inv. Co. Act Rel. Nos. 23312 (July 10, 1998) (Notice) and 23378 (August 5, 1998) (Order); and Sierra Prime Income Fund, et al., Inv. Co. Act Rel. Nos. 22512 (February 14, 1997) (Notice) and 22556 (March 12, 1997) (Order).

19 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).

20 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).

21 Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).

that any distributor of such Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Fund.

Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.22 Applicants will comply with all such applicable disclosure requirements.

The requested relief is substantially similar to prior exemptions granted by the Commission to ASGI Agility Income Fund, Allianz RCM Global Ecotrends Fund, Man-Glenwood Lexington, LLC, Van Kampen Prime Rate Income Trust, Van Kampen Senior Floating Rate Fund, Pilgrim Senior Income Fund, Scudder Weisel Capital Entrepreneurs Fund, Senior Debt Portfolio, Eaton Vance Advisers Senior Floating-Rate Fund, Eaton Vance Institutional Senior Floating-Rate Fund, Eaton Vance Prime Rate Reserves, EV Classic Senior Floating-Rate Fund, AIM Floating Rate Fund, Nuveen Floating Rate Fund, Stein Roe Floating Rate Income Fund, Oppenheimer Senior Floating Rate Fund, Kemper Floating Rate Fund, North American Senior Floating Rate Fund, and Sierra Prime Income Fund.23 In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Funds.

C.

Early Withdrawal Charge

Rule 23c-3 under the 1940 Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(l) requires an interval fund to repurchase shares at net asset value and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(l) to the extent necessary for the Funds to impose EWCs on shares submitted for repurchase that have been held for less than a specified period. The Funds are seeking to impose EWCs that are the functional equivalent of the CDSLs that open-end investment companies may charge under Rule 6c-10 under the 1940 Act. The Funds intend to assess EWCs in much the same way non-interval funds currently assess EWCs. As more fully described below, these charges will be paid to the distributor and are functionally similar to CDSLs imposed by open-end funds. Relief to permit the imposition of EWCs would be consistent with the approach the Commission has taken with respect to CDSLs imposed by open-end funds which offer their securities continuously, as do the

22 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also rules 12d1-1, et seq. of the 1940 Act.

23 In the case of the Sierra Prime Income Fund exemptive application, relief was also sought from Section 11 of the 1940 Act to permit certain exchanges of shares.

Funds. Any EWC imposed by the Funds will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at net asset value and the limitation of repurchase fees to two percent implicitly preclude the imposition” of CDSLs.24 The Commission stated, however, that even though it was not proposing any provisions regarding the use of CDSLs by interval funds,

Such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of CDSLs by open-end companies, and has the opportunity to monitor the effects of the NASD sales charge rule upon distribution charges of open-end companies, which goes into effect in July of [1993].25

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge CDSLs as long as (i) the amount of the CDSL does not exceed a specified percentage of net asset value or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the NASD Conduct Rule 2830, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor. These same policy considerations support imposition of EWCs in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose EWCs.

With respect to the policy considerations supporting imposition of EWCs, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to CDSLs.26 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose EWCs although nothing in the 1940 Act would preclude them from doing so. Section 23(c)(2) of the 1940 Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at net asset value and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. In the case of the Fund’s Class C Shares, the Adviser will advance out of its own resources compensation to selected dealers that sell Fund Shares at the time of sale, based on the dollar amount of the Shares sold by the dealer, and the Fund’s distributor will pay the Distribution and Shareholder Services Fees during the first year after purchase to the Adviser in satisfaction of the advance.  If a shareholder tendered

24 Adopting Release. Rule 23c-3(b)(1) provides in pertinent part:

The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.

25 Id.

26 Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.

shares prior to the end of the first year, the distributor would use a portion of the EWC to reimburse the Adviser. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at net asset value is to preclude interval funds from imposing EWCs. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.27 The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.28 There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Fund will be treating all similarly situated Shareholders the same. Each Fund will disclose to all Shareholders the applicability of the EWCs (and any scheduled waivers of the EWC) to each category of Shareholders and, as a result, no inequitable treatment of Shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose EWCs in accordance with the requirements of Form N-1A concerning contingent deferred sales charges.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the NASD Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and distribution fees pursuant to plans that are designed to meet the requirements of the NASD Conduct Rule 2830 on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.29 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D.

Waivers of EWCs

Each Fund may grant waivers of the EWCs on repurchases in connection with certain categories of Shareholders or transactions established from time to time. Each Fund will apply the EWC (and any waivers or scheduled variations of the EWC) uniformly to all Shareholders in a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act as if the Funds were open-end investment companies. The Shares that benefit from such waivers are less

27 See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

28 See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

29 See Stein Roe supra note 18; Kemper, supra note 13; CypressTree, supra note 13; Eaton Vance, supra note 13; Franklin Floating Rate Trust, supra note 13.

likely to be the cause of rapid turnover in Shares of a Fund, particularly where there are also important policy reasons to waive the EWC, such as when Shares are tendered for repurchase due to the death, disability or retirement of the shareholder. Events such as death, disability or retirement are not likely to cause high turnover in Shares of a Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The EWC may also be waived in connection with a number of additional circumstances, including the following repurchases of Shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting Shareholders in a particular category to the Fund, the waiver of the EWC works to Shareholders’ advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”30 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d-1.2 Rule 22d-l permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of CDSLs for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting CDSLs for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, CDSLs for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.3 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-l and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, EWCs, subject to appropriate safeguards.

30 Investment Co. Act Rel. No. 14390 (February 2, 1985).

31 Id.

32 Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

E.

Asset-Based Distribution Fees

Applicants request relief from the provisions of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose a distribution fee.33

Section 17(d) of the 1940 Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each class of Shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,34 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or

33 Applicants do not concede that Section 17(d) applies to the asset-based distribution fees discussed herein, but requests this exemption to eliminate any uncertainty.

34 See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act.  The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.35

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its shares should be resolved by the Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies.  The Funds represent that the Funds’ imposition of asset-based distribution fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants).

F.

Short Term Repurchase Fees

Rule 23c-3(b)(1) under the 1940 Act permits an interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.  Consistent with Rule 23c-3(b)(1), the Fund’s Redemption Fee does not exceed two percent of proceeds and is reasonably intended to compensate the Fund for expenses directly related to the repurchase.  Applicants believe, however, that short term trading activity (i.e., the tender of shares less than one year after purchase) has a disproportionately negative impact on Fund performance in light of the illiquid nature of the Fund’s investments.  Moreover, Shareholders engaged in short term trading activity place other Shareholders at a disadvantage during quarterly repurchases by increasing the demand for quarterly liquidity, which could potentially force Shareholders seeking to tender shares in excess of the minimum repurchase amount to extend their repurchases over multiple periods.  Therefore, the Fund has limited the applicability of its Redemption Fee to shares tendered less than one year after purchase.

Although Applicants believe that the Fund’s Redemption Fee policy is generally consistent with the requirements of Rule 23c-3(b)(1), it is unclear whether the rule contemplated the imposition of repurchase fees solely on shares held for less than a specified period of time.

35 Id.

Therefore, Applicants seek relief from Rule 23c-3(b)(1) to the extent necessary for the Funds to impose repurchase fees solely on shares submitted for repurchase that have been held for less than one year.

Since adopting Rule 23c-3, the Commission has adopted Rule 22c-2 to help address abuses associated with short-term trading of shares of open-end funds.  Rule 22c-2 did not standardize the terms or conditions associated with redemption fee policies, choosing instead to preserve the flexibility of each fund to fashion policies that are best suited to protect the investors in each fund.36  Rule 22c-2 is grounded in policy considerations supporting the employment of redemption fees as a means to protect investors from the abuses of short term trading. These same policy considerations support imposition of short term repurchase fees in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose time-contingent repurchase fees.

Applicants contend that the characteristics of short term trading differ in the context of interval funds, where repurchases may only be made at periodic intervals pursuant to a fundamental policy of the interval fund.  Accordingly, Applicants believe that, like open-end funds subject to Rule 22c-2, interval funds subject to Rule 23c-3 should have the flexibility to craft repurchase fee policies tailored to the needs of their shareholders, provided they comply with the rule’s fundamental requirements that such fees not exceed two percent of proceeds, are paid to the interval fund and are reasonably intended to compensate the fund for expenses directly related to the repurchase.

Neither the Proposing Release nor the Adopting Release suggests that interval funds are precluded from charging repurchase fees to short term investors. Rather, Rule 23c-3 seeks to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.37 The best price rules under Rule 23c-1(a)(9) of the 1940 Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern.  The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing EWCs.3 There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently in the context of short term repurchase fees. Moreover, each Fund will be treating all similarly situated Shareholders the same. Each Fund will disclose to all Shareholders the applicability of the Redemption Fee to each category of Shareholders and, as a result, no inequitable treatment of Shareholders with respect to the price paid in a repurchase offer will result.

As noted in section V.C above, the Commission has previously granted similar exemptive relief in the context of EWCs.4 In each case, the Commission granted relief from Rule 23c-

36 Investment Co. Act Rel. No. 27504 (September 27, 2006).

37 See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

38 See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

39 See Stein Roe supra note 18; Kemper, supra note 13; CypressTree, supra note 13; Eaton Vance, supra note 13; Franklin Floating Rate Trust, supra note 13.

3(b)(1) to an interval fund to charge EWCs to certain shareholders who tender for repurchase shares that have been held for less than a specified period.  Applicants contend that similar flexibility is also warranted in the case of short term repurchase fees designed to discourage investors from moving their money quickly in and out of interval funds, a practice that imposes costs on all shareholders.

VI.    APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.    CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will insure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.40

Authorization and Signatures

As required by Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the limited liability company operating agreements of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Fund’s Board of Trustees are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act, and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.

40 See Stein Roe supra note 18; Kemper supra note 13; CypressTree, supra note 13; see also Sierra Prime Income Fund, supra note 14; Eaton Vance, supra note 13; Franklin Floating Rate Trust, supra note 13.

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants state that their address is 712 Fifth Avenue, 9th Floor, New York, NY 10019, and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

TOTAL INCOME+ REAL ESTATE FUND

	By:	/s/ Randy Anderson
Name: Randy Anderson
Title: President

BLUEROCK FUND ADVISOR LLC

	By:	/s/ Michael L. Konig
Name: Michael L. Konig
Title: Secretary

Dated: June 25, 2013

EXHIBIT A

Resolutions of the Board of Trustees of

Total Income+ Real Estate Fund

RESOLVED,	that the Board hereby approves requesting an order from the SEC to permit the Trust to offer multiple classes of shares to the public; and

FURTHER RESOLVED,	that the appropriate Trust officers are hereby authorized, on behalf of the Trust, to prepare, execute and file the application and any further amendments thereto with the SEC; and
FURTHER RESOLVED,	that the appropriate Trust officers are hereby authorized, on behalf of the Trust, to take other actions as are necessary or appropriate to give effect to these resolutions.

EXHIBIT B

Verifications of Total Income+ Real Estate Fund

and

Bluerock Fund Advisor LLC

The undersigned states that he has duly executed the attached application dated June 25, 2013 for and on behalf of Total Income+ Real Estate Fund in his capacity as the Chairman of the Board of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	Total Income+ Real Estate Fund

/s/ Randy Anderson
Name: Randy Anderson
Title: President

The undersigned states that he has duly executed the attached application dated June 25, 2013 for and on behalf of Bluerock Fund Advisor LLC in his capacity as the Secretary of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	Bluerock Fund Advisor LLC

/s/ Michael L. Konig
Name: Michael L. Konig
Title: Secretary